UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.4)*

Cerecor Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

15671L109
(CUSIP Number)

Tohuan Steve Chen c/o Armistice Capital LLC 510 Madison Avenue 22nd Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,335,714

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,335,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,335,714

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.6%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,335,714

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,335,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,335,714

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	15671L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,335,714

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,335,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,335,714

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.6%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	15671L109

Item 1.	Security and Issuer.

The name of the issuer is Cerecor Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 400 E. Pratt Street, Suite 606, Baltimore, Maryland 21202. This Amendment No. 4 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"), Armistice Capital Master Fund, Ltd., a Cayman Islands corporation (the "Master Fund"), and Steven Boyd, a United States citizen ("Mr. Boyd", and collectively with Armistice Capital and the Master Fund, the "Reporting Persons").

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the "SEC") that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 22nd Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd's business address is 510 Madison Avenue, 22nd Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 30,335,714 Shares beneficially owned by the Reporting Persons came from working capital of the Master Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $6,059,430. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

On April 27, 2017, the Issuer and the Master Fund entered into a securities purchase agreement (the "Securities Purchase Agreement"), pursuant to which the Master Fund agreed to purchase $5 million of the Issuer's securities, consisting of (i) 2,345,714 Shares at a purchase price of $0.35 per share, subject to adjustment as provided in the Securities Purchase Agreement, (ii) 4,179 shares of the Issuer's newly-created Series A Convertible Preferred Stock, which are convertible into 11,940,000 Shares at a conversion price of $0.35 per share, subject to adjustment as provided in the Securities Purchase Agreement, and (iii) warrants to purchase up to 14,285,714 Shares at an exercise price of $0.40 per share, subject to adjustment as provided in the Securities Purchase Agreement (collectively, the "Warrants"). Each share of the Series A Convertible Preferred Stock is convertible at any time at the option of the Master Fund and has no expiration date. The Warrants are exercisable at any time at the option of the Master Fund and expire on June 30, 2022. The Securities Purchase Agreement also provides the Master Fund with certain participation rights in respect of future financings conducted by the Issuer. Pursuant to NASDAQ Capital Market rules and regulations, the Series A Preferred Stock became convertible into Shares, and the Warrants became exercisable, upon the shareholders of the Issuer approving the private placement on June 30, 2017. The Reporting Persons have since converted all of their shares of Series A Preferred Stock into Shares.

In addition, pursuant to the terms of the Issuer's Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the "Certificate"), (i) as long as the Master Fund maintains beneficial ownership of at least 13% of the Shares, the Master Fund exclusively and as a separate class, will be entitled to elect two directors to the Issuer's board of directors (the "Board of Directors"), and (ii) as long as the Master Fund maintains beneficial ownership of at least 10% of the Shares, the Master Fund exclusively and as a separate class, will be entitled to elect one director to the Board of Directors. In this regard, on May 15, 2017, the Issuer issued a press release to announce that Mr. Boyd and Peter Greenleaf, an individual recommended by Mr. Boyd that is not affiliated with the Reporting Persons, were appointed to the Board of Directors.

In connection with the private placement, the Issuer and the Master Fund also entered into a Registration Rights Agreement on April 27, 2017 (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file one or more registration statements registering for resale the Shares sold in the private placement and the Shares issuable upon exercise of the Warrants and conversion of the Series A Preferred Stock.

On April 28, 2017, the Issuer issued a press release (the "Press Release") to announce the closing of the $5 million private placement. Among other things, the Press Release summarizes the material terms of the Securities Purchase Agreement, sets forth how the proceeds of the transaction are anticipated to be used, and announces the rescheduling of the Issuer's annual meeting of shareholders to June 30, 2017.

The foregoing was a summary of the Press Release and certain material terms of the Securities Purchase Agreement, the Certificate, and the Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits C, D, E and F, respectively, and are incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Board of Directors, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, proposing changes to the Issuer's development plans for CERC-501, CERC-301 and CERC-611, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board of Directors (including the composition of the Board of Directors), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to affect one or more of such changes. The Reporting Persons may change the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer's management, Board of Directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 30,335,714 Shares, constituting 66.6% of the Shares, based upon 45,525,487 Shares outstanding as of the date hereof as adjusted for the Warrants beneficially owned by the Reporting Persons. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 30,335,714 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 30,335,714 Shares. Other than the Shares beneficially owned by the Reporting Persons pursuant to the Securities Purchase Agreement (as summarized in Item 4 above), the Shares beneficially owned by the Reporting Persons were purchased in open market transactions.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

Exhibit C: Press Release of Cerecor Inc., dated April 28, 2017 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC by the Issuer on April 28, 2017)

Exhibit D: Securities Purchase Agreement, dated April 27, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on April 28, 2017)

Exhibit E: Form of Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Cerecor Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on April 28, 2017)

Exhibit F: Registration Rights Agreement, dated April 27, 2017 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on April 28, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2017
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 4 to Schedule 13D, dated November 24, 2017, relating to the Common Stock, $0.001 par value, of Cerecor Inc. shall be filed on behalf of the undersigned.

November 24, 2017
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
09/26/2017	Purchase	13,552	$0.795
09/27/2017	Purchase	100	$0.806
09/28/2017	Purchase	300	$0.836
09/29/2017	Purchase	6,883	$0.8697
10/16/2017	Purchase	4,800	$1.078
11/22/2017	Purchase	5,200	$1.2064
11/22/2017	Purchase	30,000	$1.1979
11/24/2017	Purchase	5,000	$1.198
11/24/2017	Purchase	5,000	$1.198

SK 27622 0002 7742851